Filed by Penn Virginia GP Holdings, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

Penn Virginia Resource Partners, L.P.

Penn Virginia GP Holdings, L.P.

Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087

FOR IMMEDIATE RELEASE

Contact:         Stephen R. Milbourne

                        Director – Investor Relations

                        Phone: (610) 975-8204 Fax: (610) 975-8201

                        E-Mail: invest@pvrpartners.com

PENN VIRGINIA GP HOLDINGS, L.P. ANNOUNCES

UNITHOLDER APPROVAL OF MERGER

WITH PENN VIRGINIA RESOURCE PARTNERS, L.P.

RADNOR, PA – March 9, 2011 . . . Penn Virginia GP Holdings, L.P. (NYSE: PVG) (“PVG”) and Penn Virginia Resource Partners, L.P. (NYSE: PVR) (“PVR”) today announced that a majority of PVG unitholders have approved their proposed merger. At PVG’s special unitholder meeting today, approximately 21.3 million PVG units, or approximately 54% of the PVG units outstanding and entitled to vote, voted in favor of the merger agreement and related matters. Of the total votes cast by PVG unitholders, approximately 81% voted in favor of the merger. PVR’s unitholders have previously approved the merger and other merger-related proposals at PVR’s special unitholder meeting held on February 16, 2011.

“The support for the merger shown by both PVG and PVR unitholders validates the importance of this strategic transaction and positions us to take advantage of accretive market opportunities,” said William H. Shea, Jr., Chief Executive Officer of the partnerships’ general partners. “The simplified capital structure is expected increase our competitiveness and to enhance our long-term growth profile.”

The merger is expected to close on March 10, 2011, resulting in PVG unitholders receiving 0.98 PVR common units for each PVG common unit. Cash will be paid to PVG unitholders in lieu of any fractional units that would have resulted from the exchange. The holders of PVR common units will continue to own their existing units. The trading of PVG common units on the New York Stock Exchange will be discontinued before the opening of the market on the business day following the day on which the merger closes. The PVR common units will continue to be traded on the New York Stock Exchange under the ticker symbol “PVR”.

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Forward Looking Statements

Certain statements by PVR and PVG contained herein that are not descriptions of historical facts are “forward-looking” statements by PVR and PVG as defined by federal law. Because such statements, including those relating to projections of expected dilution and accretion to distributable cash flow as a result of the merger, and our ability to complete our previously announced merger include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies are discussed in more detail in PVR’s and PVG’s press releases and public periodic filings with the SEC including PVR and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2010. Many of the factors that will determine PVR’s and PVG’s future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s

PVG Unitholders Approve Merger	Page 2

views only as of the date hereof. PVR and PVG undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise.

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Penn Virginia Resource Partners, L.P. (NYSE: PVR) is a publicly traded limited partnership which owns and manages coal and natural resource properties and related assets, and owns and operates midstream natural gas gathering and processing businesses. We own approximately 900 million tons of proven coal reserves in Northern and Central Appalachia, and the Illinois and San Juan Basins; our midstream natural gas assets are located principally in Texas, Oklahoma and Pennsylvania and include more than 4,200 miles of natural gas gathering pipelines and 6 processing systems with approximately 400 million cubic feet per day of capacity. For more information about PVR, visit our website at www.pvresource.com.

Penn Virginia GP Holdings, L.P. (NYSE: PVG) is a publicly traded limited partnership which owns the general partner interest, all of the incentive distribution rights and an approximate 37 percent limited partner interest in PVR, a manager of coal and natural resource properties and related assets and the operator of a midstream natural gas gathering and processing business. For more information about PVG, please visit our website at www.pvgpholdings.com.

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